SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 1, 2004

Commission File No. 0-29214

Hawker Resources Inc.
(formerly named SYNSORB Biotech Inc.)

(Translation of registrant’s name into English)

Suite 700, 700 – 2nd Street SW
Calgary, Alberta, Canada T2P 2W1

(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit Number	Exhibit

1.	News release dated March 30, 2004
2.	Management Discussion and Analysis
3.	Annual Financial Statements for the year ended December 31, 2003
4.	Annual Report
5.	Annual Information Form dated March 17, 2004
6.	Notice of Meeting and Information Circular dated April 28, 2004
7.	Erratum
8.	Form of Proxy

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWKER RESOURCES, INC. (formerly named SYNSORB Biotech Inc.)

Dated: April 1, 2004	By:	“/s/ Darrell Peterson” Name: Darrell Peterson Title: Corporate Secretary

SIGNATURES
EXHIBIT INDEX
News Release Dated March 30, 2004
Management Discussion and Analysis
Annual Financial Statements December 31, 2003
Annual Report
Annual Information Form dated March 17, 2003
Notice of Meeting and Information Circular
Erratum
Form of Proxy

Exhibit Number	Exhibit

1.	News release dated March 30, 2004
2.	Management Discussion and Analysis
3.	Annual Financial Statements for the year ended December 31, 2003
4.	Annual Report
5.	Annual Information Form dated March 17, 2004
6.	Notice of Meeting and Information Circular dated April 28, 2004
7.	Erratum
8.	Form of Proxy